Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

September 3, 2013

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on August 29, 2013, regarding Post-Effective Amendment No. 133 to the Registration Statement on Form N-1A for the Direxion Long/Short Global Currency Fund (the “Fund”), a series of the Direxion Funds (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on June 20, 2013. Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Please confirm whether the Fund has the ability to meet its 80% test, which is prescribed under Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”), given that the Fund may invest significantly in debt instruments. Consider clarifying that the Fund’s 80% test provides exposure to the investments suggested by its name, rather than utilizing an asset-based 80% test.

The Trust notes the Fund invests at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in Currency-Related Instruments (as defined below) that provide exposure to a broad universe of 19 developed and emerging market global currencies, each valued relative to the U.S. Dollar. (Emphasis added.) The Trust confirms that the Fund intends to meet its obligations under Rule 35d-1 of the 1940 Act and clarifies its investment strategy as follows:

Securities and Exchange Commission

September 3, 2013

During normal market conditions, the Fund seeks to achieve its investment objective by ~~investing~~ having at least 80% of the value of its nets assets (plus the amount of any borrowing for investment purposes) exposed to ~~in Currency-Related Instruments (as defined below) that provide exposure to~~ a broad universe of 19 developed and emerging market global currencies through investments in Currency-Related Instruments (as defined below), each valued relative to the U.S. Dollar. The Fund’s investments in eligible currencies will be positioned long or short, depending upon Rafferty’s outlook for each currency. Rafferty will manage the portfolio by incorporating a rules-based quantitative methodology. When determining whether to seek long or short exposure and weighting of each currency, Rafferty will take into account factors that include, but are not limited to, relative interest rate and volatility of each currency, short-term country stock index performance, the currency’s trade weighted effective exchange rates adjusted for inflation and the net open interest of futures contracts of an underlying currency.

2.	Please confirm whether the Fund’s investment objective is appropriately stated, as the Fund’s investment strategy may imply that the Fund seeks to provide income as a secondary investment objective, due to its investment in income generating securities.

The Trust confirms that Fund’s investment objective is appropriate, and notes that the Fund currently intends to invest in fixed-income investments with maturities of one year or less. Even significant investment by the Fund in such fixed-income securities would not produce a level of investment income that would warrant adding that the Fund will seek income as a secondary investment objective.

3.	The Staff notes the use of “Global” in the Fund’s name. Please confirm how the Fund’s policies will ensure that the Fund is global in nature.

The Trust notes that the Fund’s investment strategy is to invest in a broad universe of 19 developed and emerging market global currencies, including the Euro, Great British Pound, Swiss Franc, Japanese Yen, Canadian Dollar, Australian Dollar, New Zealand Dollar, Swedish Krona, Norwegian Krone, Indian Rupee, Indonesian Rupiah, South Korean Won, Philippine Peso, Brazilian Real, Hungarian Forint, Mexican Peso, Russian Ruble, South African Rand and Turkish Lira, and as such, confirms that the Fund currently intends to have at least 40% its net assets exposed to foreign securities.

4.	To the extent that the Fund incurs significant short-term capital appreciation, please consider including “Tax Risk” under the “Principal Investment Risks” section.

The Trust refers the Staff to the disclosure in the Fund’s Summary Prospectus under “Tax Information” which states:

The Fund’s distributions to you are taxable, and will be taxed as ordinary income or net capital gain, unless you are investing through a tax deferred arrangement, such as a 401(k) plan or an IRA. Distributions on investments made through those arrangements, may be taxed later upon withdrawal of assets from them. (Emphasis added).

Securities and Exchange Commission

September 3, 2013

In addition, the Fund notes that it currently intends to achieve its investment objective by obtaining exposure to currencies by utilizing forward and futures contracts. These types of contracts do not generate significant short-term capital appreciation. Generally gains from futures contracts are split, such that 60% of the gain is considered long-term capital gain and 40% is short-term capital gain. In addition, gains from forward contracts are generally included as part of a fund’s net investment income. Accordingly, the Trust confirms that additional tax risk disclosure is not currently necessary.

5.	In the Fund’s “Annual Fund Operating Expenses” table, please confirm whether “Other Expenses” reflects dividend payments on short sales or interest expenses on borrowing and, if so, please consider adding a footnote to that affect.

The Trust notes that the Fund intends to achieve its investment objective by obtaining short exposure to currencies by utilizing forward and future contracts. The Trust confirms that these types of financial instruments do not pay dividends, accordingly expenses for dividend payments on short sales are not incurred, and are therefore not reflected in “Other Expenses”. Additionally, shorting these types of financial instruments does not require the Fund to pay interest related to borrowing, and, accordingly, the Trust confirms that expenses related to borrowing are also not reflected in “Other Expenses”.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/Eric W. Falkeis

Name: Eric W. Falkeis
Title: President

cc:	Robert J. Zutz, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC